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                                                                    Exhibit 23.2

                               Consent of KPMG LLP

The Board of Directors
Aksys, Ltd.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Aksys, Ltd. of our report dated February 1, 2001, with respect to the consolidated balance sheets of Aksys, Ltd. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and for the period from January 18, 1991 (inception) through December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Aksys, Ltd. and to the reference to our firm under the heading "Experts" in the prospectus.

                                     /s/ KPMG LLP

Chicago, Illinois
December 27, 2001